August 9, 2019

Sean Klein
General Counsel & Secretary
Rosetta Stone Inc.
1621 North Kent St., Suite 1200
Arlington, Virginia 22209

       Re: Rosetta Stone Inc.
           Registration Statement on Form S-3
           File No. 333-233046
           Filed August 6, 2019

Dear Mr. Klein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Lillian Tsu